UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 04, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Transaction in Own Shares dated 01 April 2021
Exhibit No. 2	Total Voting Rights dated 01 April 2021
Exhibit No. 3	Transaction in Own Shares dated 06 April 2021
Exhibit No. 4	Transaction in Own Shares dated 07 April 2021
Exhibit No. 5	Transaction in Own Shares dated 08 April 2021
Exhibit No. 6	Transaction in Own Shares dated 09 April 2021
Exhibit No. 7	Director/PDMR Shareholding dated 09 April 2021
Exhibit No. 8	Transaction in Own Shares dated 12 April 2021
Exhibit No. 9	Transaction in Own Shares dated 13 April 2021
Exhibit No. 10	Transaction in Own Shares dated 14 April 2021
Exhibit No. 11	Notification of change in director's details dated 14 April 2021
Exhibit No. 12	Transaction in Own Shares dated 15 April 2021
Exhibit No. 13	Transaction in Own Shares dated 16 April 2021
Exhibit No. 14	Transaction in Own Shares dated 19 April 2021
Exhibit No. 15	Transaction in Own Shares dated 20 April 2021
Exhibit No. 16	Transaction in Own Shares dated 21 April 2021
Exhibit No. 17	Transaction in Own Shares dated 22 April 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 04, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Exhibit No. 1

1 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	31 March 2021
Number of ordinary shares purchased:	16,634,449
Highest price paid per share:	189.6200p
Lowest price paid per share:	186.6000p
Volume weighted average price paid per share:	188.4428p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,223,220,189 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,223,220,189) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2065U_1-2021-3-31.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 142,567,773 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.3217p per ordinary share.

- ENDS -

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Exhibit No. 2

1 April 2021

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2021, Barclays PLC's issued share capital consists of 17,223,220,189 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,223,220,189) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

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Exhibit No. 3

6 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	1 April 2021
Number of ordinary shares purchased:	16,642,456
Highest price paid per share:	190.0000p
Lowest price paid per share:	183.8600p
Volume weighted average price paid per share:	186.4280p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,206,636,642 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,206,636,642) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/4008U_1-2021-4-1.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 159,210,229 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 183.6464p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 4

7 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	6 April 2021
Number of ordinary shares purchased:	17,486,150
Highest price paid per share:	189.6200p
Lowest price paid per share:	185.5200p
Volume weighted average price paid per share:	187.4213p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,189,352,982 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,189,352,982) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5791U_1-2021-4-6.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 176,696,379 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.0199p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 5

8 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	7 April 2021
Number of ordinary shares purchased:	17,500,800
Highest price paid per share:	189.9800p
Lowest price paid per share:	186.8200p
Volume weighted average price paid per share:	188.4622p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,174,997,241 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,174,997,241) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7451U_1-2021-4-7.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 194,197,179 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.4203p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 6

9 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	8 April 2021
Number of ordinary shares purchased:	17,500,800
Highest price paid per share:	190.2200p
Lowest price paid per share:	186.2200p
Volume weighted average price paid per share:	187.7386p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,157,591,672 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,157,591,672) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/9008U_1-2021-4-8.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 211,697,979 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.6946p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 7

9 April 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 8 April 2021:

1.   the reinvestment of the full year dividend for 2020, by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service, the transaction having taken place on 8 April 2021; and
2.   the reinvestment of the full year dividend for 2020 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 8 April 2021.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.889 per Share	13,069
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Barclays Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.889 per Share	1,514
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Deputy Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.850 per Share	29
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.889 per Share	1,191
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.850 per Share	5
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.850 per Share	19
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.850 per Share	33
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2020 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.850 per Share	40
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-04-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 8

12 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	9 April 2021
Number of ordinary shares purchased:	17,500,800
Highest price paid per share:	188.9600p
Lowest price paid per share:	183.9600p
Volume weighted average price paid per share:	186.7105p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,140,156,792 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,140,156,792) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0512V_1-2021-4-9.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 229,198,779 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 184.8485p per ordinary share.

- ENDS -

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Chris Manners	Tom Hoskin
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Exhibit No. 9

13 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	12 April 2021
Number of ordinary shares purchased:	16,438,500
Highest price paid per share:	190.1600p
Lowest price paid per share:	184.0800p
Volume weighted average price paid per share:	187.7205p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,123,800,634 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,123,800,634) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2094V_1-2021-4-12.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 245,637,279 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.0407p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Tom Hoskin
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Exhibit No. 10

 14 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	13 April 2021
Number of ordinary shares purchased:	16,622,941
Highest price paid per share:	190.0800p
Lowest price paid per share:	186.6600p
Volume weighted average price paid per share:	188.6437p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,107,341,661 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,107,341,661) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/3602V_1-2021-4-13.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 262,260,220 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.2691p per ordinary share.

- ENDS -

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Exhibit No. 11

14 April 2021

Barclays PLC
('Barclays' or the 'Company')

Notification of change in director's details

Pursuant to Listing Rule 9.6.11(3), Barclays announces that Tim Breedon, a Non-Executive Director of the Company and Barclays Bank PLC, has been appointed as Chair of Barclays Bank Ireland PLC ('Barclays Europe'), following regulatory approval. Tim will succeed Helen Keelan, who is due to step down as Chair of Barclays Europe at the end of her tenure on 15 April 2021, and will take up his appointment with effect from 16 April 2021.

The appointment is in addition to Tim's current responsibilities as a Non-Executive Director of the Company and Barclays Bank PLC.

  - ENDS -

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Investor Relations	Media Relations
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About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.

Exhibit No. 12

15 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	14 April 2021
Number of ordinary shares purchased:	16,654,735
Highest price paid per share:	189.4800p
Lowest price paid per share:	182.1600p
Volume weighted average price paid per share:	186.8824p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,090,797,055 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,090,797,055) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5106V_1-2021-4-14.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 278,914,955 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.3654p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 13

16 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	15 April 2021
Number of ordinary shares purchased:	16,657,300
Highest price paid per share:	190.1600p
Lowest price paid per share:	185.1200p
Volume weighted average price paid per share:	187.6840p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,074,207,407 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,074,207,407) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/6552V_1-2021-4-15.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 295,572,255 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.4961p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 14

19 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	16 April 2021
Number of ordinary shares purchased:	16,657,300
Highest price paid per share:	190.0600p
Lowest price paid per share:	186.3600p
Volume weighted average price paid per share:	188.8780p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,057,638,467 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,057,638,467) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7982V_1-2021-4-16.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 312,229,555 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.6765p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 15

20 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	19 April 2021
Number of ordinary shares purchased:	16,435,050
Highest price paid per share:	189.7600p
Lowest price paid per share:	187.0400p
Volume weighted average price paid per share:	188.5564p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,041,343,344 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,041,343,344) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/9552V_1-2021-4-19.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 328,664,605 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.8205p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 16

21 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	20 April 2021
Number of ordinary shares purchased:	16,459,400
Highest price paid per share:	189.2600p
Lowest price paid per share:	182.1400p
Volume weighted average price paid per share:	185.7549p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,025,043,670 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,025,043,670) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0913W_1-2021-4-20.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 345,124,005 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.8174p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 17

22 April 2021

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 19 March 2021.

Date of purchase:	21 April 2021
Number of ordinary shares purchased:	16,439,906
Highest price paid per share:	184.9000p
Lowest price paid per share:	179.2800p
Volume weighted average price paid per share:	182.3456p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 17,008,678,424 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (17,008,678,424) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2242W_1-2021-4-21.pdf

Since the commencement of the share buy-back programme announced on 19 March 2021, the Company has purchased 361,563,911 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 185.6595p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755